UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-52337

CUSIP No. 058785106

(Check One):  ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q ☐  Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Balqon Corporation

Full Name of Registrant:

Former Name if Applicable

1420 240th Street

Address of Principal Executive Office (Street and Number)

Harbor City, California 90710

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Introductory Note: Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

While preparing its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, the Registrant has determined that many of its assets needed to be reviewed for impairment. This additional accounting analysis has resulted in delays in closing and reviewing the Registrant’s financial information for the quarterly period ended September 30, 2012. As such, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 within the prescribed time period without unreasonable effort or expense.

The Registrant plans to file the Quarterly Report on or before November 19, 2012, in compliance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Balwinder Samra	(310)	326-3056
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been reviewed by the Registrant’s independent auditors. The Registrant’s final, reviewed results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net revenues of approximately $712,324 for the three month period ended September 30, 2012 as compared to net revenues of $834,943 for the three month period ended September 30, 2011. The decrease in sales is attributable to a $418,900 decrease in sales of electric vehicles during the three month period ended September 30, 2012 compared to the three month period ended September 30, 2011.

The Registrant anticipates reporting a negative gross profit of approximately $226,702 for the three month period ended September 30, 2012 as compared to gross profit of $105,513 for the three month period ended September 30, 2011.  The decrease in gross margin is due to the Registrant selling $350,000 in batteries wholesale, at a loss, during the third quarter of 2012.

The Registrant anticipates reporting a net loss of approximately $4,191,157 for the three month period ended September 30, 2012 as compared to a net loss of $1,012,383 for the three month period ended September 30, 2011. The significant increase in losses during the three months ended September 30, 2012, are primarily attributable to the anticipated negative gross profit, offset by approximately $300,000 of decreases in general and administrative expenses, research and development costs, and depreciation expense. A $1,458,609 loss on the change in the fair value of the derivative liability was realized during the three months ended September 30, 2012 while a $263,199 gain on the change in the fair value of the derivative liability was realized during the three months ended September 30, 2011. Additionally, the Registrant anticipates recording a $1,345,111 impairment loss for the three months ended September 30, 2011, which loss is attributable to $606,111 of inventory and $739,000 of electric vehicles held out for lease to a customer.

The Registrant anticipates reporting a net loss per common share of approximately $0.12 for the three months ended September 30, 2012 as compared to a net loss per common share of $0.03 for three months ended September 30, 2011.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Balqon Corporation and its business that are not historical facts. All statements in this Form that address activities, events, results or developments that the Registrant expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import. With the exception of historical information, the matters discussed in this report, including without limitation, the timing of the preparation and filing of the Registrant’s quarterly report, are forward-looking statements. Forward-looking statements are subject to many risks and uncertainties that could cause the Registrant’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, Balqon Corporation’s ability to attract sufficient capital and labor to manufacture its products; unforeseen technical issues; the viability of Balqon Corporation’s products, the ability of Balqon Corporation to attract and retain talented individuals; adverse economic and market conditions; changes in technology and governmental regulations and policies; and other events, factors and risks previously and from time to time disclosed in Balqon Corporation’s filings with the Securities and Exchange Commission, including, specifically, those factors set forth in the "Risk Factors" section of Balqon Corporation’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. The Registrant undertakes no obligation to update, and does not have a policy of updating or revising, the forward-looking statements in this report.

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Balqon Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2012	By:	/s/ Balwinder Samra
Balwinder Samra Chief Executive Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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